Exhibit 23(h)(iv)
FORM OF EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT
               THIS AGREEMENT is entered into as of the                      day of September 2009, between BOSTON ADVISORS, LLC (the “Adviser”) and FUNDVANTAGE TRUST (the “Trust”), on behalf of Boston Advisors US Small Cap Equity Fund and the Boston Advisors International Equity Fund (the “Funds”).
               WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Funds’ operating expenses to ensure that the Funds total operating expenses, excluding taxes, distribution fees, shareholder service fees, transfer agency fees, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below.
               NOW, THEREFORE, the parties agree as follows:
               Fee Reduction/Reimbursement. The Adviser agrees that from the commencement of the operations of each Fund through August 31, 2011, it will reduce its compensation and/or reimburse certain expenses for the Funds, to the extent necessary to ensure that the Funds total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), interest, extraordinary items, “Acquired Fund fees and expenses” and brokerage commissions, do not exceed, 1.10% for the Boston Advisors US Small Cap Equity Fund and 1.30% for the Boston Advisors International Equity Fund (on an annual basis) of the Funds’ average daily net assets.
               Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Funds.
               Term. This Agreement shall terminate on August 31, 2011, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.
               Executed as of the date first set forth above.

BOSTON ADVISORS, LLC

By:
Name:
Title:

FUNDVANTAGE TRUST, on behalf of the Funds

By:
Name:	Joel Weiss
Title:	President